O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

November 4, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cardica, Inc.

Preliminary Proxy Statement filed on Schedule 14A filed by Broadfin Healthcare Master Fund., Ltd., Broadfin Healthcare Fund, L.P., Broadfin Healthcare Offshore Fund Ltd., Broadfin Advisors, LLC, Broadfin Capital, LLC, Kevin Kotler, Gregory Casciaro, R. Michael Kleine and Samuel Navarro (“Broadfin, et al.”)

Filed on October 22, 2014
File No. 000-51772

Definitive Additional Soliciting Materials filed on Schedule 14A
Filed by Broadfin, et al. on October 28, 2014
File No. 000-51772

Schedule 13D filed by Broadfin Healthcare Master Fund., Ltd., Broadfin Capital, LLC, and Kevin Kotler
Filed July 24, 2014
File No. 005-81663

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 31, 2014 (the “Staff Letter”) with regard to the above-referenced matters filed on July 24, 2014 (the “Schedule 13D”), October 22, 2014 (the “Proxy Statement”) and October 28, 2014 (the “Soliciting Materials” and, together with the Schedule 13D and the Proxy Statement, the “Broadfin Materials”).  We have reviewed the Staff Letter with our client, Broadfin Capital, LLC and the other participants in its solicitation (collectively, “Broadfin”), and provide the following responses on Broadfin’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Broadfin Materials.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 4, 2014

General

1.
Please include information as of the most reasonable practicable date and fill in all blanks.  For example, revise to update information required by Item 5(b) of Schedule 14A and information regarding the company nominees for whom proxies are not being solicited.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages 1-2, 26-27 and 31 of the Proxy Statement.

Background to the Solicitation, page 4

2.
Disclosure under this heading includes an excessive amount of detail, which tends to obfuscate the material issues that have prompted the participants to contest the annual meeting and election of directors.  Please revise this entire section to remove excessive details regarding each of the communications between the parties.  Please succinctly summarize the material issues that are the basis for the current solicitation.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages 4-8 of the Proxy Statement.

3.
You disclose that the Board must take the “necessary steps” to ensure the company’s stockholders realize maximum value for their investment.  Please provide further balance to your disclosure by disclosing any plans the nominees would advocate for if elected.  If the nominees or participants do not have any specific or general plans with respect to the company, revise to clarify this in your disclosure.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that while the Nominees do not currently have any specific plans for the Company, they are committed to reviewing all options to enhance shareholder value and will, subject to their fiduciary duties as directors, endeavor to work with the other members of the Board to review the Company’s business and identify opportunities to address the underperformance of the Company. See the cover letter and page 21of the Proxy Statement.

4.
The participants disclose their belief that the Board needs to be “meaningfully” reconstituted.  Please explain this statement and how the election of each of the three nominees to the 8-member board accomplishes this goal.

Broadfin acknowledges the Staff’s comment and has deleted the word “meaningfully.” See the cover letter of the Proxy Statement.

5.
You disclose that Broadfin chose to divest a portion of its holdings between January and April 2014 for the reasons outlined in your disclosure.  Please expand upon this disclosure to (a) specify the percentage of Broadfin’s total holdings divested during this period and (b) further supplement your disclosure to explain why “despite disappointment” and the amount of the divestment, Broadfin chose to significantly invest in the company’s April 15, 2014 public offering.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement to provide the requested disclosure regarding (a) the percentage of Broadfin’s total holdings divested during the period in question and (b) further detail regarding the reasons why Broadfin chose to significantly invest in the Company’s April 15, 2014 public offering. See page 4 of the Proxy Statement.

November 4, 2014

6.
Your disclosure appears to indirectly assert that the company misrepresented the desired blue staples thickness range in its prospectus disclosure, as evidenced by representations you claim a company representative provided at a September 18 conference, which differed from the range disclosed in the prospectus.  Please provide support for this statement or clarify or remove this disclosure.  In this regard, please ensure that you provide complete summaries of presentations and include any qualifying language that may be relevant to a complete understanding.  For example, if the company representative indicated a desired “capable” range that was larger and consistent with disclosure in the prospectus, clarify this fact.  Refer generally to Rule 14a-9.

Broadfin acknowledges the Staff’s comment and refers the Staff to Appendix A which provides a copy of the relevant excerpts from the Company’s prospectus disclosure as well as a slide from a Company presentation indicating a discrepancy in the provided blue staples thickness range.  See Appendix A.

7.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or provide the requisite support:

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Broadfin acknowledges the Staff’s comment and provides on a supplemental basis the following information in support of its expressed opinions and beliefs.

a.	“[g]iven the Company’s financial ...underperformance, failed execution and poor corporate governance under the oversight of the current Board...,” (emphasis added);

Broadfin has revised its disclosure to clarify that the statement refers to Broadfin’s opinions and beliefs.  See the cover letter of the Proxy Statement.   Furthermore, on a supplemental basis Broadfin refers the Staff to the table on page 11 of the Proxy Statement which compares Cardica’s stock performance to other pertinent indices and illustrates the Company’s dramatic relevant underperformance. Regarding Broadfin’s perception of the Company’s failed execution, Broadfin refers the Staff to the section entitled “Misunderstanding End-User Requirements: Product Specifications” wherein an account of the Company’s troubled product launches is provided. Regarding Broadfin’s belief that the Company has suffered from poor corporate governance under the oversight of the current Board, Broadfin refers the Staff to the fact that the average tenure of the current directors is 11.6 years. Leading proxy advisory firm, Institutional Shareholders Services, considers a tenure of more than nine years to be excessive and to potentially compromise a director's independence. Four (4) of Cardica’s Board members already meet or exceed this threshold and two (2) more are very close to doing so. Furthermore, as disclosed in the Company’s filings and as further explained in the Proxy Statement, the current members of the Board have engaged in numerous related-party transactions, which further calls into question the current directors’ independence.

b.	assertions regarding the track record of “destroying” shareholder value;

Broadfin has revised its disclosure to clarify that the statement refers to Broadfin’s opinions and beliefs.  See page 9 of the Proxy Statement.   Broadfin acknowledges the Staff’s comment and refers the Staff to the chart on page 11 of the Proxy Statement which compares Cardica’s stock performance to other pertinent indices and illustrates the Company’s dramatic relevant underperformance.

November 4, 2014

c.	assertion that the chart on page 11 “demonstrates there is minimal value placed by the market on the future value of the company...,” (emphasis added);

Broadfin has revised its disclosure to clarify that while the provided chart suggests the conclusions drawn by Broadfin the chart does not conclusively demonstrate the minimal value placed by the market on the future value of the Company.  See page 10 of the Proxy Statement.

d.	assertions II-IV on page 10; and;

Broadfin acknowledges the Staff’s comment and respectfully maintains that assertions II-IV are couched as Broadfin’s opinion. Specifically, the lead-in sentence to the assertions states “our concerns and their underlying causes as we see them are…” (emphasis added). Detailed support for each assertion is provided in the “Reasons for the Solicitation” section of the Proxy Statement. See pages 9-19 of the Proxy Statement.

e.
assertions regarding the nominees’ track record of successfully launching new commercial technologies into surgical markets, and experience launching products into markets throughout the world, inclusive of executing regulatory strategies to get product approval.

Broadfin acknowledges the Staff’s comment and on a supplemental basis provides the following specific information regarding the success and experience of each of R. Michael Kleine and Gregory D. Casciaro.  This information provides strong support for Broadfin’s position that Messrs. Kleine and Casciaro each have a “track record of successfully launching new commercial technologies into surgical markets, and experience launching products into markets throughout the world, inclusive of executing regulatory strategies to get product approval.”

R. Michael Kleine

Biosensors International Group Ltd:

•
As President and Chief Executive Officer, Mr. Kleine led the company’s entry into many new markets, including China, grew product revenue from $44 million to $156 million and increased product margins from 45% to 75%.  Further, under Mr. Kleine’s leadership the company achieved profitability 6 months ahead of analyst expectations.

Microvention, Inc.:

•	As President and Chief Executive Officer, Mr. Kleine managed this startup company from infancy to a $43 million dollar business by entering and expanding in many global markets.

Pharos LLC:

•	As Chief Operating Officer, Mr. Kleine oversaw the acquisition of the Levitronix business and launched Levitronix Medical and Levitronix Industrial, which today are multi-million dollar businesses.

November 4, 2014

Thermo Cardiosystems Inc.:

•
As President and Chief Executive Officer, Mr. Kleine oversaw the REMATCH clinical trial (covered by the New England Journal of Medicine) which demonstrated that the mechanical cardiac support provided by the company’s left ventricular assist device was superior to medical therapy in patients.

Sorin Biomedical Inc.:

•	As Chief Executive Officer, Mr. Kleine successfully completed the acquisition and integration of COBE cardiovascular.

•	Mr. Kleine also negotiated the Columbia Hospital Corporation of America (HCA) contract which initiated the launch of the company’s product in all HCA heart centers.

Sakes North America for the Bentley Division of Baxter International Inc.:

•	Mr. Kleine developed, launched and oversaw the company’s Baxter Perfusion Services initiative, which grew into a multi-million dollar stream of revenue for the company.

•	Mr. Kleine also negotiated and oversaw the company’s Haemonetics contract and grew the company’s U.S. partnership to $38 million.

Fenwal Division, Baxter International Inc.:

•	As a Group Marketing Manager, Mr. Kleine negotiated and oversaw the Asahi Medical (Japan) Leukocyte filter launch in the U.S., which generated growth from $2 million to $42 million in sales revenue.

Bird Medical Technologies:

•	As President, Mr. Kleine successfully oversaw the acquisition and integration of Bear Medical, which resulted in over $20 million in revenues for the company.

Bird Products Corporation:

•	As VP Global Sales/Marketing, Mr. Kleine managed the company’s entry into the China market (150 ventilators) as well as the company’s entry into the Australian children market.

•	Mr. Kleine also launched globally the Avian portable ventilator, which had generated $12 million in sales at the time of his departure from the company.

•	Mr. Kleine negotiated the company’s successful entry into the Russian market (758 ventilators) which is still the largest order in the company’s history.

November 4, 2014

Gregory Casciaro

AccessClosure, Inc.:

•
As the President and Chief Executive Officer of the company, Mr. Casciaro oversaw the launch of the Mynx Vascular Closure Device, which generated $80 million in sales and became the number one device in extravascular closure.  The Mynx Vascular Closure Device has been used over 1 million times during Mr. Casciaro’s tenure.

XTENT, Inc.:

•
As the President and Chief Executive Officer of the company, Mr. Casciaro conducted successful First in Man (FIM) clinical trials of a new product within 9 months of his arrival, with the product proving to treat the longest lesions in the coronaries ever achieved for a FIM trial. He also brought a new drug through the FDA clearance process and received Investigational Device Exemption (IDE) for its United States Clinical trial.

Orquest Inc.:

•
As the President and Chief Executive Officer of the company, Mr. Casciaro managed the launch of the Healos product which following its clearance in 2002 drove up sales from $0 up to $12 million in annualized run rate in 9 months.

North American Instrument Corporation (NAMIC):

•	Mr. Casciaro managed the launch of Morse Manifold and Custom Kits, which grew from $3 million to $50 million in sales revenue in the 8 years of Mr. Casciaro’s tenure.

Devices for Vascular Intervention (DVI):

•
Mr. Casciaro managed the launch of the Simpson Coronary Device. While the company was losing money at the time Mr. Casciaro joined in 1991, its revenue exceeded $100 million by the time of his departure in January of 1995.

8.
The participants disclose their belief that stock price returns are the most objective measure of management and Board performance.  Please balance your disclosure and include via footnote to the chart on page 11 an acknowledgement that there may be various components that factor into stock price returns, some of which may not reflect Board performance and management.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 11 of the Proxy Statement.

9.
To provide context to the comparative disclosure in the chart on page 12, please supplement your disclosure to explain why the relevant indices are suitable for purposes of comparing Cardica’s performance.  For example, specify whether there are similarities in the size of companies included in the indices’ or the product market and products manufactured by companies in the indices listed.

Broadfin acknowledges the Staff’s comment and has revised the chart to include an additional footnote explaining why the relevant indices are suitable for the purposes of comparing Cardica’s performance. See pages 10-11 of the Proxy Statement.

10.
Please clarify your disclosure on pages 15-16 and indicate, as may be appropriate, whether your nominees’ experience includes the successful launch of products in non-US markets, as compared to only experience launching products, which may not have been successful.

Broadfin acknowledges the Staff’s comment and refers to Staff to its response in subsection (e) of Comment #7 where Broadfin has provided extensive support for its statement that its nominees have experience successfully launching products in non-U.S. markets.

November 4, 2014

Proposal No. 1., page 22

11.
Please correct your disclosure to clarify that you are seeking to nominate only three persons to the 8 person board; namely, Messrs. Casciaro, Kleine and Navarro.  Your current disclosure references Mr. Kotler and indicates that if elected, the nominees will represent half of the members of the board.  Please revise or advise.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 21 of the Proxy Statement.

12.
You disclose that the participants are reserving the right to vote for unidentified substitute nominees.  Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Broadfin acknowledges the Staff’s comment and confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, Broadfin will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 30

13.
We note that you plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Broadfin acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.

14.
Further to our comment above.  Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize.  Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Broadfin acknowledges the Staff’s comment and hereby confirms that it does not plan to solicit proxies via Internet chat rooms.

Soliciting Materials on Schedule 14A filed October 28, 2014

15.
In your materials, you reference the participants’ share ownership on an as-converted basis.  In future filings, if you include such reference, please ensure you clarify the current actual ownership and the limitations imposed on the participants’ ability to convert their shares, as specified by the terms of the Series A Preferred Stock.  Also, please balance your disclosure to clarify you have held such shares since April 2014.

Broadfin acknowledges the Staff’s comment and confirms that should it refer to the participants’ share ownership on an as-converted basis in future filings, it will clarify the participants’ current actual ownership and the limitations imposed on their ability to convert their shares, as specified by the terms of the Series A Preferred Stock. Broadfin also confirms that it will clarify that it has held the shares of Series A Preferred Stock since April 2014.

November 4, 2014

16.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  In future filings, ensure your disclosure characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and provide us with support for the following assertions:

Broadfin acknowledges the Staff’s comments and confirms that in all future filings its statements of opinion and belief will be clearly designated as such.  Furthermore, Broadfin provides the following supplemental support illustrating the reasonable basis for its stated opinions and beliefs.

a.	assertions regarding the “continued material destruction of shareholder value...”;

Broadfin acknowledges the Staff’s comment and refers the Staff to its response in subsection (b) of Comment #7 which provides supplemental support for its reasonable belief and opinion that the chronic underperformance of the Company on an absolute and relative basis have caused material destruction of shareholder value that continues to occur.

b.	assertions regarding “wildly inconsistent investor communications and ineffective oversight...,”

Broadfin acknowledges the Staff’s comment and refers the Staff to the “Reasons for the Solicitation” section of the Proxy Statement and the sub-heading “We are Concerned the Company’s Poor Investor Relations Is Symptomatic of Poor Execution” in particular. This section provides five (5) non-exclusive examples of inconsistencies in the Company’s communications with investors which serve as a reasonable basis for Broadfin’s stated opinions.  See pages 15-16 of the Proxy Statement.

c.	assertions regarding the nominees’ track record of successfully launching new commercial technologies into the surgical markets; and,

Broadfin acknowledges the Staff’s comment and refers the Staff to the response provided in subsection (e) of Comment #7.

d.	the statement that the board has “long failed to properly oversee the business and hold management accountable for their persistent missteps and lack of an objective business plan...”

Broadfin acknowledges the Staff’s comment and refers the Staff to the “Reasons for the Solicitation” section of the Proxy Statement.  This section provides detailed disclosure of the numerous significant issues with the business Broadfin has identified, which the Board has failed to address despite its duty to oversee the business and for which the Board has not penalized or otherwise held management accountable.  See pages 9-19 of the Proxy Statement.

November 4, 2014

Schedule 13D filed on July 24, 2014

17.
We note reference to the series of calls between Broadfin and the company and/or its management in the spring of 2014.  Following such calls and/or meetings, Broadfin participated as a co-lead investor in the company’s April 15, 2014 public offering and by June 4, 2014, had issued a formal letter to the Board expressing, among other items, its concern with management, desire to “discuss operational and strategic issues...” as well as the possibility of adding independent directors to the board.  During this period and as of the June 4, 2014 letter, Broadfin was filing beneficial ownership reports on Schedule 13G, pursuant to Rule 13d-1 (c).  Please supplementally provide a detailed analysis of why Broadfin amended its beneficial ownership report from a 13G to 13D in July 24, 2014 as compared to any prior period.  Your analysis should address the substance of and number of communications prior to the filing of the Schedule 13D, as referenced above, your consideration of Rule 13d-1(c), Rule 13d-1(e)((1)(i) and any relevant interpretative materials.  We may have further comment.

Broadfin acknowledges the Staff’s comment and provides the following supplemental disclosure.  Broadfin’s communications with representatives of the Company prior to Broadfin’s conversion to a Schedule 13D filing on July 24, 2014, were limited to general discussions of Cardica’s business as well as a generic suggestion that the Board might benefit from the Board going out and finding an independent industry expert to add the Board.  Broadfin did not make any specific recommendations. As an investor interested in increasing the value of its investment, Broadfin had had a number of conversations with representatives of Cardica, as it does with all its portfolio companies, and some of these discussions contained very general suggestions that the Board might on its own want to consider when it evaluates ways to improve the Company.  At that time and until such time that Broadfin converted to a Schedule 13D, none of these discussions or Broadfin’s intentions with respect to Cardica had either the purpose or effect of influencing or controlling Cardica and none of them related to or resulted in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

*    *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Kevin Kotler, Broadfin Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP

November 4, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on October 22, 2014 and the related additional filings (collectively, the “Filings”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Filings.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Filings.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

BROADFIN HEALTHCARE FUND, L.P.

BY:	Broadfin Advisors, LLC
GENERAL PARTNER

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

BROADFIN HEALTHCARE OFFSHORE FUND, LTD

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

November 4, 2014

BROADFIN ADVISORS, LLC

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

BROADFIN CAPITAL, LLC

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

/s/ Kevin Kotler
KEVIN KOTLER

/s/ Gregory D. Casciaro
GREGORY D. CASCIARO

/s/ R. Michael Kleine
R. MICHAEL KLEINE

/s/ Samuel E. Navarro
SAMUEL E. NAVARRO